

September 14, 2009

Pierre Quilliam
Chairman and Chief Executive Officer
Silver Falcon Mining, Inc.
7322 Manatee Avenue West #299
Bradenton, FL 34209

**Re: Silver Falcon Mining, Inc.
                 Registration Statement on Form 10
                 Filed August 17, 2009
                 File No. 0- 53765**

Dear Mr. Quilliam:

          We have reviewed your filing and have the following comments. Where indicated, we think you should revise your registration statement and take additional action in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable, a revision is unnecessary, or further action is unwarranted. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

General

1. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure

elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

2. The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act. Because this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. You may contact us if you need to discuss this alternative.

Overview, page 3

3. Please discuss the nature of the business you intend to conduct. For example, we note that your website indicates that you are "a junior resource production company specializing in gold and silver properties."

4. Please disclose when the lease with Goldcorp expires, which we note to be in 2023 or thereafter.

Description of the Mining Process, page 6

5. You disclose the need for a further investment of approximately $1.5 million for the installation and startup of the mill at War Eagle Mountain. In addition, on page 13, you state that you expect actual operations to begin in October 2009. Please explain where you expect to receive the necessary funds for the mill. Please also explain what you mean by "actual operations." For example, discuss whether you intend to start mining operations, whether you expect the mill to be up and running, or what other measure of activity you expect to commence in October 2009. Please also provide the basis for your statement on page 15 that you "believe [you] have sufficient interest from investors to raise the capital [you] need to commence operations."

Risk Factors, page 12

6. Please eliminate language that mitigates or qualifies the risk that you present. For example, remove the clauses "we cannot provide you with any assurance," "beyond our control," and the term "inherent."

7. Please include separate risk factors to address each of the following:
   • Dilution to your investors in light of your lack of cash and the need to pay for goods and services by issuing your common stock. Quantify the amount of common stock or convertible securities you have issued in the last two years to your business parties and consultants. Please also discuss and quantify the potential for dilution from your outstanding notes, which you state are convertible into 21,246,789 shares of Class A common stock as of December 31, 2008.

- Given that two of your three officers and directors, Messrs. Quilliam and Breitkreuz, are the sole of officers and directors of Goldcorp Holdings Co., the conflict of interest that exists. In this risk factor, discuss the lease agreement with Goldcorp and that this lease agreement appears to be the main basis for your operations going forward.
- The need for a further investment of approximately $1.5 million for the installation and startup of the mill at War Eagle Mountain. Please explain in this risk factor where you expect to receive these necessary funds. If you intend to issue stock or convertible notes, please discuss the risk of dilution to your investors.
- Your financial situation, including your working capital deficit, notes payable and monthly expenses. Please provide quantitative as well as qualitative disclosure. For example, discuss the $1.55 million principal balance on your two-year promissory notes. Please also discuss your obligation under the lease agreement with Goldcorp to make annual lease payments of $1,000,000 per year payable monthly, a nonaccountable expense allowance of $10,000 per month for any month in which ore is mined from the property, and a royalty of 15%.
- The control that your officers and directors have with respect to the business. For example, discuss the fact that your officers and directors hold 82.2% of the Class B common stock, and that the Class B common stock is entitled to forty votes per share whereas the Class A common stock is entitled to one vote per share. Quantify the total voting percentage held by your officers and directors taking into account the voting rights of both the Class A and Class B common stock.

Disclosure Regarding Forward Looking Statements, page 13

8. You are not currently subject to the reporting requirements of Exchange Act Sections 13(a) or 15(d). Therefore, the safe harbor the Private Securities Litigation Reform Act of 1995 provides does not apply. If you retain this section, please revise it to eliminate any suggestion that the statements to which you refer are "forward looking statements" within the meaning of federal securities law. We refer you to Exchange Act Section 21E in general and Section 21E(a)(1) in particular. In addition, please review the information on your website in light of this comment.

Results of Operations, page 14

9. Please discuss in greater detail your use of consultants that resulted in fees of $1.12 and $1.96 million in fees in each of 2007 and 2008 respectively. In this regard, we note that you provide little detail regarding your consultants in the subsection entitled "Employees and Consultants" on page 9. We also note that in 2007, you issued common stock valued at $278,072 to Denise Quilliam, who is one of your directors. Please discuss the nature of the consulting services provided by Ms. Quilliam.

Liquidity and Capital Resources, page 15

10. We note that you have a working capital deficit of $1,072,714 as of June 30, 2009 and you plan to continue raising capital through the issuance of convertible notes. Please expand your disclosure to include details related to your cash requirements during the next twelve months, including your contractual obligations to Goldcorp, your ability to raise sufficient cash to support operations, and the potential liquidity issues you may encounter if your plan is not implemented successfully. In your discussion, please be specific about your plan to commence actual mining operations and the funding needed to successfully implement such plan. We refer you to the disclosure requirements of Item 303(a)(1) of Regulation S-K and Section IV of the Commission's guidance concerning liquidity, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Critical Accounting Policies and Estimates, page 16

11. Your disclosure appears to be identical to the significant accounting policies disclosed in Note 2 of your financial statements. Please revise your critical accounting policies and estimates to supplement, but not duplicate, the description of accounting policies in your notes to the financial statements. We refer you to Section V of the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Security Ownership of Certain Beneficial Owners and Management, page 20

12. Please indicate by footnote or otherwise the amount known to be shares with respect to which each beneficial owner has the right to acquire beneficial ownership, as specified in Rule 13d-3(d)(1) under the Exchange Act.

Certain Relationships and Related Transactions, and Director Independence, page 24

13. We note that Pierre Quilliam has made non-interest bearing, unsecured demand loans to the company. In addition to the outstanding balances you have listed, please provide information regarding the transactions that led to these balances as required by Item 404 of Regulation S-K.

14. Please revise to provide the information required by Item 404(b) of Regulation S-K regarding the company's policies and procedures for the review, approval, or ratification of any transactions with related persons. In addition, please tell us how the terms of each related party transaction were determined. Please do not simply state that the transaction was on terms no less favorable than what could have been obtained from a non-affiliate or that it was negotiated by the parties, for example. Discuss specifically how you determined the value of each of the services for which you paid.

15. Please indicate whether you had a promoter at any time during the past five fiscal years and, if necessary, revise to provide the information required by Item 404(c) of Regulation S-K.

16. With respect to the amounts owed to you by Mr. Breitkreuz, please tell us how you intend to comply with Section 13(k) of the Exchange Act, which prohibits personal loans to executives.

Financial Statements and Exhibits, page 29

17. Please file all material agreements as required by Item 601(b)(10) of Regulation S-K. Please file as an exhibit the agreement whereby you acquired from Mineral Extraction, Inc. the rights to two mining claims on War Eagle Mountain. In addition, if you have any written agreements with Innovative Precious Metals Technologies, Ltd., please file these. Also, please file the agreement whereby you acquired Deep Rock, Inc. As another example, please file the consulting contracts described in Note 6 to your financial statements.

Statements of Operations, page F-6

18. We note your presentation of diluted loss per share and weighted average number of outstanding shares. It appears your computation includes conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect on earnings per share. Please amend your financial reports on an annual and interim basis to comply with paragraph 13 of SFAS No. 128.

19. Please include statement of operations and statement of cash flows with cumulative amounts from the inception of your business as required by SFAS 7 paragraph 11.

Note 2 – Summary of Significant Accounting Policies, Revenue Recognition, page F-9

20. We note your policy includes recognizing revenue based on provisional sales prices with adjustments made to take into account mark-to-market changes based on forward prices for the estimated month of settlement, and that your sales based on a provisional sales price contain an embedded derivative. We also note adjustments are made for provisional sales quantities for changes in metal quantities. Given you have not recognized any revenue through June 30, 2009, tell us how this policy is applicable to your current sales contract activity.

Note 7 – Notes Payable, page F-17

21. We note that you issued promissory notes that bear 7% interest rate in 2008 and 2007. The principal and interest due on the promissory notes are convertible into shares of your Class A common stock at the election of the note holders at fixed conversion prices ranging from $0.027 to $0.12 per share. Please tell us how you have evaluated any potential beneficial conversion features embedded with the convertible promissory notes issued in accordance with the guidance at EITF 98-5.

22. You also disclose the conversion price of the convertible promissory note was set at the market price of your Class A common stock at the issuance. Given the fact that there is no market for your common stock, please explain how you determined the value of the conversion price.

Note 11 – Capital Stock, page F-20

23. We note that you issued Class A common stock shares to purchase mining properties and obtain services in both 2008 and 2007. Please tell us and revise your footnote disclosure to explain how you determined the value of the properties and services obtained and the value of your common stock shares issued.

Consolidated Statement of Cash Flows for the Six Months Ended June 30, 2009, page G-6

24. We note you disclose $39,780 cash acquired in business acquisition under the cash flows from financing activities. Please tell us why you consider this cash flow classification appropriate under the guidance of SFAS No. 95.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335, Robert Carroll at (202) 551-3362, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Robert Mottern
        Fax: (678) 840-2126